FILED PURSUANT TO RULE 433

REGISTRATION NOS. 333-159493,

333-159493-01, 333-159493-02,

333-159493-03, 333-159493-04,

333-159493-05, 333-159493-06

FINAL PRICING TERM SHEET

VIRGIN MEDIA FINANCE PLC

U.S.$600,000,000 of 8.375% Senior Notes due 2019

£350,000,000 of 8.875% Senior Notes due 2019

Issuer:	Virgin Media Finance PLC

Guarantors:	Virgin Media Inc. Virgin Media Group LLC Virgin Media Holdings Inc. Virgin Media (UK) Group, Inc. Virgin Media Communications Limited Virgin Media Investment Holdings Limited

Security description:	Senior Notes

Distribution:	SEC registered

Dollar Notes:
Aggregate principal amount:	$600,000,000
Gross proceeds:	$590,184,000
Net proceeds (before expenses):	$581,331,240

Maturity:	October 15, 2019

Coupon:	8.375%
Offering price:	98.364%

Yield to maturity:	8.625%
Spread to Benchmark Treasury:	+517 bps
Benchmark Treasury:	UST 3.625% due August 15, 2019
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2010

Redemption Provisions:
First call date:	October 15, 2014
Make-whole call:	Before the first call date at a discount rate of Treasury plus 50 basis points

Redemption prices:	Commencing October 15, 2014: 104.188% Commencing October 15, 2015: 102.792% Commencing October 15, 2016: 101.396% Commencing October 15, 2017 and thereafter: 100.000%

Redemption with proceeds of equity offering:	Prior to October 15, 2012, up to 40% may be redeemed at 108.375%

Dollar CUSIP:	92769VAB5
Dollar ISIN:	US92769VAB53
Dollar Denominations:	$US100,000 minimum; $1,000 increments

Sterling Notes:
Aggregate principal amount:	£350,000,000
Gross proceeds:	£344,403,500
Net proceeds (before expenses):	£339,237,448

Maturity:	October 15, 2019

Coupon:	8.875%
Offering price:	98.401%

Yield to maturity:	9.125%
Spread to Benchmark:	+535 bps
Benchmark:	Gilt 4.5% due March 7, 2019
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2010
Redemption Provisions:
First call date:	October 15, 2014

Make-whole call:	Before the first call date at a discount rate of Gilt plus 50 basis points

Redemption prices:	Commencing October 15, 2014: 104.438% Commencing October 15, 2015: 102.958% Commencing October 15, 2016: 101.479% Commencing October 15, 2017 and thereafter: 100.000%

Redemption with proceeds of equity offering:	Prior to October 15, 2012, up to 40% may be redeemed at 108.875%

Sterling ISIN:	XS0464803765
Sterling Common Code:	046480376
Sterling Denominations:	£50,000 minimum; £1,000 increments

Trade date:	November 4, 2009
Settlement:	T+3; November 9, 2009
Ratings:	B2/B
Bookrunners:	Deutsche Bank BNP Paribas CALYON Goldman, Sachs & Co. HSBC J.P. Morgan RBS

Co-Manager:	UBS Investment Bank

Underwriting:

The underwriters are entitled to receive an additional fee in the aggregate of approximately £1.76 million, which is payable if and when such underwriters or their affiliates participate in a refinancing of our senior credit facility at specified levels of commitments.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect (212) 250-7772.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

United Kingdom: Stabilisation/FSA.